Exhibit 99.2

CORRECTION TO BAYTEX PRESENTATION DATE

CALGARY, ALBERTA (May 7, 2014) – – Please note the correction below to our press release titled “Baytex to Present At Barclays High Yield Bond and Syndicated Loan Conference” which was distributed on May 7, 2014. We apologize for any inconvenience.

The corrected presentation date is underlined in the press release below.

Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Brian Ector, Vice President, Capital Markets, will be presenting at the Barclays High Yield Bond and Syndicated Loan Conference on Wednesday, May 14, 2014 at 8:10 am MST (9:10 am MDT) in Phoenix, Arizona. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://cc.talkpoint.com/barc002/051314b_bc/default.asp?entity=69_7N1KVS4

A replay will be available on the Baytex website, www.baytexenergy.com, for six months following the presentation.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com